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                                                            Exhibit (a)(1)(viii)

                FORM OF E-MAIL REMINDER ABOUT EXPIRATION OF OFFER

         This is a reminder that if you wish to exchange any of your eligible options pursuant to the most recent version of our Offer to Exchange Certain Outstanding Options for New Options (originally dated June 25, 2003, as amended on July 9, 2003) (as so amended, and as it may be amended from time to time thereafter, the "Offer"), you must submit your properly completed Election Form via fax or hand delivery (e-mail is not sufficient) for receipt by 5:00 p.m., Pacific Time, on July 24, 2003 (the "Expiration Date") to:

                  Capstone Turbine Corporation
                  Attention: Debbie Bernard
                  21211 Nordhoff Street
                  Chatsworth, California 91311
                  Phone: (818) 734-5431
                  Fax: (818) 734-5381

         This is a firm deadline. If your Election Form is received after this time, it will not be accepted. We urge you to respond early to avoid any last minute problems.

         If you have already submitted an Election Form, your election to exchange your options may be withdrawn or changed at any time prior to the Expiration Date. To withdraw your election, you must submit a Notice to Withdraw from the Offer prior to the Expiration Date per the procedures set forth in the Offer. To change your election, you must submit a new Election Form prior to the Expiration Date per the procedures set forth in the Offer.